UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge CB1 9NJ United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	U.K. Annual Report and Accounts for the fiscal year ended March 31, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: September 18, 2026	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)